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SEC FILE NUMBER
001-38832
CUSIP NUMBER
74975N105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RTI Surgical Holdings, Inc.

Full Name of Registrant

RTI Surgical, Inc.

Former Name if Applicable

520 Lake Cook Road, Suite 315

Address of Principal Executive office (Street and Number)

Deerfield, IL 60015

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

RTI Surgical Holdings, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2020 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. Several factors contributed to this delay, which were greatly exacerbated by the fact that the Company’s business operations have and continue to experience disruption due to the unprecedented conditions surrounding the outbreak of the novel coronavirus, which have caused delays in the Company’s business and administrative operations. The Company is in the process of completing its accounting procedures for the finalization of its Form 10-Q. This process is substantially completed, but the above factors, coupled with reduced internal resources and extensive demands on the Company’s accounting staff not related to this Form 10-Q, has made timely preparation, completion and filing of the Form 10-Q difficult without unreasonable effort or expense. The Company believes this delay is temporary and expects to file the Form 10-Q within five days.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Company’s ability to complete the filing of the Form 10-Q within the 5-day extension period and the Company’s expected financial results. These statements are based on current expectations as of the date of this Notification of Late Filing on Form 12b-25 and involve a number of risks and uncertainties, which may cause results to differ materially from those indicated by these forward-looking statements. These risks include, without limitation, risks related to the Company’s ability to timely complete the Form 10-Q, including the financial statements for the fiscal quarter ended March 31, 2020, and other risks detailed in the Company’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2019. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this Notification of Late Filing on Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jonathon M. Singer, Chief Financial and Administrative Officer	877	343-6832
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RTI Surgical Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 26, 2020	By:	/s/ Jonathon M. Singer
		Name:	Jonathon M. Singer
		Title:	Chief Financial and Administrative Officer